UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
Amkor Technology, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-29472	23-1722724
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2045 East Innovation Circle, Tempe, AZ	85284
(Address of principal executive offices)	(Zip Code)

Gil C. Tily	(480) 821-5000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Amkor Technology, Inc. (“Amkor”) conducted in good faith, a Reasonable Country of Origin Inquiry (RCOI) on the source of its Conflict Minerals for 2016. Our RCOI was designed to determine whether the Conflict Minerals (tantalum, tin, tungsten, and gold) we used when performing semiconductor packaging services originated from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.

We conducted our RCOI with our direct suppliers using the Conflict Minerals Reporting Template (CMRT), a supply chain survey tool provided by the Conflict-Free Sourcing Initiative (CFSI), an industry group that works to address Conflict Minerals issues within supply chains. The CMRT requests direct suppliers to identify the smelters, refiners, and countries of origin of the Conflict Minerals in their products. We relied primarily on responses received from our direct suppliers to identify sources of Conflict Minerals and information provided by the CFSI.

Based on the responses to our RCOI, we know or have reason to believe that a portion of the Conflict Minerals we use originated or may have originated from the Covered Countries or may not be solely from recycled or scrap sources.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Amkor has filed this Specialized Disclosure Form (Form SD) and the attached Conflict Minerals Report. Both reports are available on the “Investors” tab of www.amkor.com under “SEC filings”. This Form SD and Exhibit 1.01 contain references to our website. The information on this website is not incorporated by reference into this Form SD or Exhibit 1.01.

Item 1.02 Exhibit

As an exhibit to this Form SD, we provide the Conflict Minerals Report as required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report, for the reporting period January 1, 2016 to December 31, 2016, as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Amkor Technology, Inc.
(Registrant)

/s/ Gil C. Tily	May 23, 2017
Gil C. Tily, Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary	Date

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